UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated August 13, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing that Ragnvald Kavli, the Company's Chief Financial Officer, will step down as of August 17, 2015 and will be succeeded by Scott McReaken.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: August 13, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - Change of Corporate Management
Hamilton, Bermuda, August 13, 2015 - North Atlantic Drilling Ltd. ("North Atlantic Drilling" or the "Company") announces that Ragnvald Kavli, Chief Financial Officer, has decided to leave the Company to pursue other career opportunities and will step down from his duties as of August 17th 2015.
Scott McReaken will succeed Mr Kavli as Chief Financial Officer for North Atlantic Drilling. Mr McReaken will assume his new responsibilities along with his current responsibilities as Chief Executive Officer in Sevan Drilling. Mr McReaken comes with a strong background within the Seadrill Group where he has held various management positions. In addition he has held positions in other offshore drilling contractors in Norway, USA, West Africa and Latin America. He holds a bachelor of business administration in accounting from The University of Texas at Austin and is a Certified Public Accountant and Certified Internal Auditor.
The Board of North Atlantic Drilling welcomes Scott McReaken to the Executive Team and expresses their appreciation to Ragnvald Kavli for his contributions to North Atlantic Drilling.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.